UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEXTNAV INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65345N 106

(CUSIP Number)

Donald A. Doering
C/O COLUMBIA CAPITAL

204 SOUTH UNION STREET

ALEXANDRIA, VA 22314
703-519-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital Employee Investors IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

86,652

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

86,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,652

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)	The percentage used herein and in the rest of this Schedule 13D is calculated based upon 95,475,334 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of October 28, 2021 upon the closing of the transactions pursuant to the Agreement and Plan of Merger, dated as of June 9, 2021, by and among the issuer (previously known as Spartacus Acquisition Shelf Corp, Spartacus Acquisition Corp., NextNav Holdings, LLC and the other parties thereto, as disclosed on the Issuer’s 8-K filed with the Securities and Exchange Commission on October 28, 2021.

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QPCO), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,054,794

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,054,794

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,054,794

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (ECI), LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,572,962

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,572,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,572,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,572,962

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,572,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,572,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital Equity Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,627,756

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,627,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,627,756

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Columbia Capital IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,714,408

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,714,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,714,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO. 65345N 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

James B. Fleming, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

9,714,408

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

9,714,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,714,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%(1)

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 65345N 106	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of NextNav Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1775 Tysons Blvd., 5th Floor, McLean, VA 22102.

Item 2.  Identity and Background.

(a) This Schedule 13D is being jointly filed by and on behalf of each of Columbia Capital Employee Investors IV, L.P. (“CCEI IV”), Columbia Capital Equity Partners IV (ECI), LTD (“CCEP IV (ECI)”), Columbia Capital Equity Partners IV (QPCO), L.P. (“CCEP IV (QPCO)”), Columbia Capital Equity Partners IV (QP), L.P. (“CCEP IV (QP)”), Columbia Capital Equity Partners IV, L.P. (“CCEP IV”) and James B. Fleming (collectively, the “Reporting Persons”). Each of CCEI IV, CCEP IV (ECI) and CCEP IV (QPCO) is the record and direct beneficial owner of the shares of Common Stock covered by this statement.

CCEP IV (QP) is the sole shareholder of CCEP IV (ECI) and may be deemed to beneficially own securities owned by CCEP IV (ECI). CCEP IV is the general partner of both CCEP IV (QP) and CCEP IV (QPCO) and may be deemed to beneficially own securities owned by CCEP IV (QPCO) and CCEP IV (ECI). Columbia Capital IV, LLC (“CCIV”) is the general partner of both CCEI IV and CCEP IV and may be deemed to beneficially own securities owned by CCEP IV (QPCO), CCEI IV and CCEP IV (ECI). James B. Fleming, Jr. is the sole manager of CCIV and as a result, he exercises shared voting and investment control over all the common stock held by CCEI IV, CCEP IV (ECI), CCEP IV (QPCO), CCEP IV (QP), CCEP IV and CCIV. Mr. Fleming disclaims beneficial ownership of such securities, except to the extent of their or his pecuniary interest therein.

(b) The principal business address of each of the Reporting Persons is c/o Columbia Capital, 204 South Union Street, Alexandria, VA 22314.

(c) CCIV, CCEI IV, CCEP IV (ECI), CCEP IV (QPCO), CCEP IV (QP) and CCEP IV were formed to generate significant returns for its partners, principally through long-term capital appreciation, by making, holding and disposing of investments and conducting such other activities as may be necessary or incidental to the foregoing.

The principal business of Mr. Fleming is serving as a partner of Columbia Capital.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 8, 2021, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

CUSIP NO. 65345N 106	SCHEDULE 13D

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CCEI IV, CCEP IV (QPCO), CCEP IV (QP), and CCEP IV are Delaware limited partnerships. CCIV is a Delaware limited liability company. CCEP IV (ECI) is a Cayman Islands exempted limited company. Mr. Fleming is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Each of CCEI IV, CCEP IV (ECI) and CCEP IV (QPCO) acquired its shares of Common Stock upon the closing of the transactions under the Agreement and Plan of Merger, dated as of June 9, 2021, by and among Spartacus Acquisition Shelf Corp (now known as NextNav Inc.), Spartacus Acquisition Corp., NextNav Holdings, LLC (“Holdings”) and the other parties thereto (the “Merger Agreement”).

The Merger Agreement provided that, in connection with the closing of the transactions contemplated by the Merger Agreement on October 28, 2021, (i) all equity of Holdings immediately prior to the closing of the transaction contemplated by the Merger Agreement (the “Transaction”) would be converted into the right to receive shares of Issuer, pursuant to the calculation established in the Merger Agreement and (ii) Holdings became a wholly-owned subsidiary of the Issuer. Immediately prior to the closing of the transactions contemplated by the Merger Agreement, the Issuer changed its name to NextNav Inc.

Item 4. Purpose of Transaction

Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 65345N 106	SCHEDULE 13D

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners, members or shareholder, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the board of directors, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

James B. Fleming, the sole manager of CCIV, serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 65345N 106	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b):

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 5(c):

Except as otherwise set forth in this Statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 5(d):

To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

Item 5(e):

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Merger Agreement and Related Transactions

On June 9, 2021, the Issuer (then known as Spartacus Acquisition Shelf Corp), a Delaware corporation (“Shelf”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spartacus Acquisition Corporation, a Delaware corporation (“Spartacus”), NextNav, LLC, a Delaware limited liability company, Holdings, NEA 14 NextNav Blocker, LLC, a Delaware limited liability company (“NEA Blocker”), Oak NextNav Blocker, LLC, a Delaware limited liability company (“Oak Blocker”), Columbia Progeny Partners IV, Inc., a Delaware corporation (“Columbia Blocker”), Global Long Short Partners Aggregating Holdings Del VII LLC, a Delaware limited liability company (“GS Blocker 1”), Global Private Opportunities Partners Holdings II Corp., a Delaware corporation, (“GS Blocker 2,”), SASC (SPAC) Merger Sub 1 Corporation, a Delaware corporation (“MS 1”), SASC (Target) Merger Sub 2 LLC, a Delaware limited liability company (“MS 2”), SASC (NB) Merger Sub 3 LLC, a Delaware limited liability company (“MS 3”), SASC (OB) Merger Sub 4 LLC, a Delaware limited liability company (“MS 4”), SASC (CB) Merger Sub 5 Corporation, a Delaware corporation (“MS 5”), SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company (“MS 6”), and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation (“MS 7,” and collectively with MS 1, MS 2, MS 3, MS 4, MS 5, and MS 6, the “Merger Entities”). The Merger Entities were wholly owned subsidiaries of Shelf. The Merger Agreement provided for, among other things, (a) MS 1 to be merged with and into the Company, with the Company surviving the merger; (b) MS 2 to be merged with and into Holdings, with Holdings surviving the merger; (c) MS 3 to be merged with and into NEA Blocker, with NEA Blocker surviving the merger; (d) MS 4 to be merged with and into Oak Blocker, with Oak Blocker surviving the merger; (e) MS 5 to be merged with and into Columbia Blocker, with Columbia Blocker surviving the merger; (f) MS 6 to be merged with and into GS Blocker 1, with GS Blocker 1 surviving the merger; and (g) MS 7 to be merged with and into GS Blocker 2, with GS Blocker 2 surviving the merger.

CUSIP NO. 65345N 106	SCHEDULE 13D

On October 28, 2021, the Issuer and Spartacus announced the completion of the previously announced transactions contemplated by the Merger Agreement (the “Transactions”). As a result of the Transactions, Holdings and the various operating subsidiaries of Holdings became wholly owned subsidiaries of Issuer with the equity holders of Holdings and Spartacus’ stockholders becoming the Issuer’s stockholders. Pursuant to the Merger Agreement, the aggregate consideration paid in the Transactions to the equity holders of Holdings, including each of CCEI IV, CCEP IV (ECI) and CCEP IV (QPCO) consisted of 67,419,627 shares of our common stock delivered, and a warrant to purchase 4,320,133 shares of Issuer’s common stock, and options for units in Holdings were converted by their terms into options to purchase 1,968,861 shares of our common stock.

This summary is qualified in its entirety by reference to the text of the Merger Agreement, attached hereto as Exhibit 1 and incorporated by reference.

Registration Rights Agreement

On October 28, 2021, the Issuer entered into a Registration Rights Agreement with B. Riley Investments, LLC (“B. Riley Investments”), Spartacus Sponsor LLC (the “Sponsor”), and certain former owners of Holdings, including each of CCEI IV, CCEP IV (ECI) and CCEP IV (QPCO), with respect to the shares of Issuer’s common stock and other equity securities that were issued as consideration pursuant to the Merger Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement requires Issuer to, among other things, file a shelf registration statement on behalf of such stockholders promptly after the closing of the Transaction. The Registration Rights Agreement also provided certain demand rights and piggyback rights to such stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer has agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The Registration Rights Agreement also prohibits the transfer (subject to limited exceptions) of the shares of our common stock (a) received as equity consideration by the Sponsor and B. Riley Investments for a period of one year following the closing of the Transaction, subject to early termination in the event that the closing sale price of our common stock equals or exceeds $12.00 per share for 20 out of 30 consecutive trading days commencing at least 150 days after the closing of the Transaction and (b) received as equity consideration by certain former owners of Holdings, including each of CCEI IV, CCEP IV (ECI) and CCEP IV (QPCO), for a period of 180 days following closing of the Transaction, subject to early termination for 50% of the shares held thereby in the event that the closing sale price of our common stock equals or exceeds $12.00 per share for 20 out of 30 consecutive trading days commencing at least 60 days after closing of the Transaction.

This summary is qualified in its entirety by reference to the text of the Registration Rights Agreement, attached hereto as Exhibit 2 and incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
1	Agreement and Plan of Merger, dated June 9, 2021, by and among Spartacus Acquisition Corporation, Spartacus Acquisition Shelf Corp (now known as NextNav Inc.), NextNav, LLC, NextNav Holdings, LLC, NEA 14 NextNav Blocker, LLC, Oak NextNav Blocker, LLC, Columbia Progeny Partners IV, Inc., Global Long Short Partners Aggregating Holdings Del VII LLC, Global Private Opportunities Partners Holdings II Corp., SASC (SPAC) Merger Sub 1 Corporation, SASC (Target) Merger Sub 2 LLC, SASC (NB) Merger Sub 3 LLC, SASC (OB) Merger Sub 4 LLC, SASC (CB) Merger Sub 5 Corporation, SASC (GB1) Merger Sub 6 LLC, a Delaware limited liability company, and SASC (GB2) Merger Sub 7 Corporation, a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spartacus Acquisition Corporation on June 10, 2021).
2	Registration Rights Agreement, dated October 28, 2021, by and among NextNav Inc. and certain stockholders of NextNav (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NextNav Inc. on October 28, 2021).
99.1	Joint Filing Agreement dated November 8, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

Columbia Capital Employee Investors IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV, L.P.

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV (QPCO), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV (QP), L.P.

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital Equity Partners IV (ECI), LTD

By:	Columbia Capital Equity Partners IV (QP), L.P.
Its:	Sole Shareholder

By:	Columbia Capital Equity Partners IV, L.P.
Its:	General Partner

By:	Columbia Capital IV, LLC
Its:	General Partner

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

Columbia Capital IV, LLC

By:	/s/ Donald A. Doering
Name:	Donald A. Doering
Title:	Executive Vice President

James B. Fleming

By:	/s/ James B. Fleming
Name:	James B. Fleming